

UNIT 03054202
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**** AA9 5/20/2003**

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 30141

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RushTrade Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13355 Noel Road, Suite 300 - One Galleria Tower
(No. and Street)

Dallas	TX	75240
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce E Zucker — (972) 450-6000 ext 207
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

King Griffin & Adamson, PC
(Name – *if individual, state last, first, middle name*)

14160 Dallas Parkway, Suite 900	Dallas	TX	75254
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 26 2003
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce E. Zucker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RushTrade Securities, Inc. (formerly Gro Corporation), as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MARY LEONA CLEMMONS
Notary Public, State of Texas
My Commission Expires
June 12, 2004

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT PURSUANT TO RULE 17a-5(d) OF THE SECURITIES AND EXCHANGE COMMISSION

RUSHTRADE SECURITIES, INC.
(FORMERLY GRO CORPORATION)
December 31, 2002

RUSHTRADE SECURITIES, INC.
(FORMERLY GRO CORPORATION)
INDEX TO FINANCIAL STATEMENTS



King Griffin & Adamson P.C.

Report of Independent Certified Public Accountants

Board of Directors
RushTrade Securities, Inc.

We have audited the accompanying statement of financial condition of RushTrade Securities, Inc. (formerly GRO Corporation) as of December 31, 2002, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RushTrade Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements and schedules have been prepared assuming the Company will continue as a going concern. During 2002, the Company incurred a net loss of approximately $678,000. The Company's ability to continue as a going concern is dependent on the support of its Parent. The Company's Parent has incurred a loss from continuing operations of approximately $2,900,000 (unaudited) in 2002 and had an excess of liabilities over cash and receivables of approximately $1,800,000 (unaudited) at December 31, 2002. The Parent has been unable to generate positive cash flow from its operations and will have to raise debt or equity capital to meet its operational needs. There is no assurance that such capital will be available. These matters, among others described in Note B, could adversely affect the Company's ability to continue as a going concern because the Company is dependent on the Parent for essentially all general and administrative services. The financial statements do no include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 6, 2003

MEMBER



14160 Dallas Parkway, Suite 900 • Dallas, Texas 75254
T 972.788.4466 • F 972.788.2778
www.kgagroup.com

RUSHTRADE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Cash and cash equivalents	$	20,326
Deposits with clearing broker		30,992
Commissions receivable		8,890
Other assets		10,710
Total assets	$	70,918

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	23,921
Due to Parent		1,500
Total liabilities		25,421
Commitments and contingencies (Notes B, C, G, H and I)		-
Stockholder's equity		
Common stock - $0.01 par; 100,000 shares authorized; 14,808 shares issued and outstanding		148
Additional paid-in capital		2,940,884
Accumulated deficit		(2,895,535)
Total stockholder's equity		45,497
Total liabilities and stockholder's equity	$	70,918

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

STATEMENT OF OPERATIONS
Year ended December 31, 2002

REVENUES	
Commissions	$ 441,259
Other revenue related to securities business	48,763
Other income	8,557
	498,579
EXPENSES	
Commission expense	57,186
Clearing costs	172,506
Ticket charges	17,986
Regulatory fees	23,634
Data subscription fees	50,045
Professional fees	8,045
Occupancy	35,983
Administrative fees to related parties	179,749
Write off of impaired license agreements	556,878
Depreciation and amortization	51,637
Other	23,171
	1,176,820
NET LOSS	$ (678,241)

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2001	13,141	$ 131	$ 2,889,602	$ (2,217,294)	$ 672,439
Overhead contribution from Parent	-	-	26,299	-	26,299
Common stock issued for cash	1,667	17	24,983	-	25,000
Net loss	-	-	-	(678,241)	(678,241)
Balance at December 31, 2002	14,808	$ 148	$ 2,940,884	$ (2,895,535)	$ 45,497

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

STATEMENT OF CASH FLOWS
Year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (678,241)
Adjustments to reconcile net loss to net cash used in operating activities:	
Write off of impaired license agreements	556,878
Depreciation and amortization	51,637
Overhead contribution from Parent	26,299
Change in operating assets and liabilities:	
Increase in deposits with clearing brokers	(12,995)
Decrease in commissions receivable	25,403
Decrease in other assets	7,495
Decrease in accounts payable	(3,582)
Increase in due to Parent	1,500
Net cash used in operating activities	(25,606)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of common stock	25,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(606)
CASH AND CASH EQUIVALENTS BEGINNING OF YEAR	20,932
CASH AND CASH EQUIVALENTS END OF YEAR	$ 20,326
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for	
Income taxes	$ -
Interest	$ -

The accompanying notes are an integral part of this financial statement.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RushTrade Securities, Inc. (formerly GRO Corporation) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a wholly owned subsidiary of Rushmore Financial Group, Inc. ("Parent"). Effective October 1, 2002, the Company was acquired by the Parent in exchange for 1,150,000 shares of its common stock.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

Commissions

Commission revenues and related expenses are recorded on a trade date basis as securities transactions occur.

Commissions Receivable

Management believes that all commissions receivable are fully collectible, therefore, no allowance for doubtful accounts has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates. Significant estimates include an allocation of operating expenses to the Company from the Parent as discussed in Note F.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS – CONTINUED
December 31, 2002

NOTE A – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continued

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. The Company is included in the consolidated Federal income tax return filed by its Parent. For financial statement reporting purposes, income tax amounts are calculated as if the Company filed a separate return.

Impairment of Long-Lived Assets

The Company periodically evaluates the carrying value of the unamortized balances of its long-lived assets (license agreements) to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each class of asset. If management's evaluation indicates that the carrying values of these assets were impaired, such impairment is recognized by a reduction of the applicable asset carrying value to its estimated fair value and expensed through operations.

NOTE B – GOING CONCERN UNCERTAINTY

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During 2002, the Company incurred a net loss of approximately $678,000. The Company's ability to continue as a going concern is dependent on the support of its Parent. At December 31, 2002, the Parent had liabilities in excess of, cash and accounts receivable of approximately $1,800,000 (unaudited) and had losses from continuing operations of approximately $2,900,000 (unaudited) in 2002. The Parent has been unable to generate position cash flow from its operations and will have to raise debt or equity capital to meet operational needs. There is no assurance that such capital will be available. These matters raised substantial doubt about the Company's ability to continue as a going concern because the Company is dependent on its Parent for essentially all general and administrative services. The financial statements do not include any adjustments that might result from the outcome of this uncertainly.

The Parent has undergone an extensive internal reorganization and reduction of staff to adjust to the current level of activity and has implemented additional steps to more closely monitor expenses. The Parent has also implemented additional marketing efforts to enhance revenue and take advantage of the recent release of certain software products.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS – CONTINUED
December 31, 2002

NOTE C – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $34,787 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .73:1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

NOTE D – WRITE OFF OF IMPAIRED LICENSE AGREEMENTS

In accordance with the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," if the undiscounted future cash flows of long-lived assets are less than the recorded value, the asset is written down to fair value. During the year ended December 31, 2002, the Company wrote off the entire carrying value of its license agreements totaling $556,878 which were impaired as the Company was no longer using such license agreements. These licenses agreements were related to software to be used in providing on-line trading for customers.

NOTE E – INCOME TAXES

Effective as of the date of the Company's acquisition by the Parent, the Company's deferred tax asset decreased by $547,091 to $4,038 as a result of a change in ownership in which the net operating losses of the Company were substantially limited. The deferred tax asset is fully reserved with a valuation allowance at December 31, 2002 due to the uncertainly of the Company's ability to general sufficient future earnings to realize this deferred tax asset.

NOTE F – RELATED PARTY TRANSACTIONS

On October 1, 2002, the Company entered into a service agreement with its Parent in which the Parent would provide essentially all general and administration services to the Company. The general and administrative services for the period January 1, 2002 through September 30, 2002 were provided by Texas Galleria, Inc., a former related party. The agreement with Texas Galleria, Inc. was on a month-to-month basis and was terminated on September 30, 2002. Total administrative fees under both of these agreements was $179,749 for 2002. Of this amount $26,299 has been recorded as an overhead contribution from the Parent.

NOTE G – CONCENTRATION RISK

The Company is engaged in various trading and brokerage activities with counterparties that primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

All transactions are cleared through one broker. Amounts due from this broker are generally not collateralized. The Company regularly monitors its exposure to credit risk from this arrangement.

RUSHTRADE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS – CONTINUED
December 31, 2002

NOTE H – OFF BALANCE SHEET RISK

In the normal course of business, the Company indemnifies its clearing broker for losses attributable to failure of the Company's customers to settle security transactions. At December 31, 2002, management of the Company had not been notified by the clearing broker, nor were they otherwise aware, of any potential losses relating to this indemnification.

NOTE I – COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease agreement that expires on September 30, 2003. Future minimum lease payments required under this operating lease are as follows:

2003	$ 34,389

Currently, the Company is being reimbursed monthly under a verbal agreement with the former owners of the Company for payments made under this lease agreement.

The Company is engaged in certain litigation arising in the normal course of business. In the opinion of management, the ultimate outcome of litigation will not have a material adverse impact on the Company.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934
As of
December 31, 2002

Schedule I

RUSHTRADE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

NET CAPITAL

Total stockholder's equity	$ 45,497
Non-allowable assets	10,710
Net capital	$ 34,787

AGGREGATE INDEBTEDNESS

Total liabilities	$ 25,421
Net capital requirement (greater of 6-2/3% of total aggregate indebtedness or $5,000)	$ 5,000
Net capital in excess of required minimum	$ 29,787
Excess net capital at 1000%	$ 32,245
Ratio: Aggregate indebtedness to net capital	.73:1

RECONCILIATION WITH UNAUDITED FOCUS REPORT

Net capital as reported in unaudited FOCUS	$ 30,149
Net audit adjustments	4,638
Net capital as reported above	$ 34,787
Stockholder's equity as reported in unaudited FOCUS report	$ 82,001
Net audit adjustments	(36,504)
Stockholder's equity as reported above	$ 45,497

Schedule II

RUSHTRADE SECURITIES, INC.

COMPUTATION OF DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2002

The Company has claimed as exemption from Rule 15c3-3 under section (k)(2)(ii). The Company clears all customer transactions through Penson Financial Services on a fully disclosed basis.

REPORT ON INTERNAL CONTROL

Required by SEC Rule 17a-5
Year ended December 31, 2002

REPORT ON INTERNAL CONTROL

Board of Directors
RushTrade Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of RushTrade Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemption provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons
- Recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components

does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17as-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

King Griffin & Adamson P.C.

KING GRIFFIN & ADAMSON P.C.

Dallas, Texas
February 6, 2003